February 10, 2005	Carol Hempfling Pratt Boston Office 617-832-1148 cpratt@foleyhoag.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 04-08
Washington, D.C. 20549

Re:	Benjamin Franklin Bancorp, Inc.
Registration Statement on Form S-1, File No. 333-121154
Registration Statement on Form S-4, File No. 333-121608

Ladies and Gentlemen:

     On behalf of Benjamin Franklin Bancorp, Inc., Franklin, Massachusetts (the “Registrant”), following this letter is an electronic filing of Amendment No. 2 to the above-referenced Registration Statement on Form S-1 (the “S-1”). We are simultaneously filing Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “S-4”). As a result, a copy of this letter is being filed with the S-4 as well.

     In addition, set forth below are the Registrant’s responses to the Staff’s comments set forth in the letter of Barry McCarty to the Registrant dated February 9, 2005. As requested, the numbered responses are keyed to the Staff’s comments, which appear below in bold faced type.

     Additional courtesy packages, each including copies of this letter and marked copies of Amendment No. 2 to the S-1 and the S-4 showing changes to the Registration Statement, with exhibits thereto, are being delivered under separate cover to Mark Webb, Barry McCarty, Donald Walker and Sharon Johnson for the convenience of the Staff. The changes marked in the courtesy copies are number-keyed to the Staff’s comment letter. Page references in this letter refer to the printed (rather than the EDGAR) versions of the amendments (the pagination may be slightly different because of redlining).

February 10, 2005

Form S-1
Cover Page

1.	We note your response to comment 3 regarding the legality of structuring the transaction so that 48% of the minimum IPO offering requirement may be met by nonIPO participants. Your reliance on bank regulator approval — whose statutory mission is safety and soundness of banks, not investor protection — is unclear. As previously requested, please provide us with your legal analysis supporting the minimum offering structure. In particular, please explain how this structure satisfies Rule 10b-9.

Although, as we have discussed with the Staff, we believe that this structure satisfies Rule 10b-9, the Registrant does not expect that it will be necessary to apply conversion offering shares toward the merger consideration. As a result, the Registrant has determined that the added flexibility afforded by this structure is not worth potentially delaying the effectiveness of its registration statements, and will not use this structure. Accordingly, we have deleted all relevant references to this provision. If the Registrant does not receive subscriptions for the minimum number of shares, it will use a syndicated community offering to sell additional shares, as disclosed in the prospectus.

Summary
Benefits to Officers and Directors — page 7

2.	Please move the final paragraph of this section (currently on page 10) to the forepart of the section. In addition, quantify the new benefits. Finally, move the tables toward the beginning of the section.

Because of the difficulty of both moving the final paragraph to the forepart of the section and also moving the tables to the beginning of the section, we have divided this section into two consecutive sections. The first section, entitled “Benefits to Management Resulting from the Conversion,” summarizes the various benefits, and quantifies the estimated benefits payable under the employment and change in control agreements. See S-1, page 8 and S-4, page 12. The second section, entitled “Value of Stock-Based Benefits; Dilution to Stockholders” includes the tables that quantify the value of the stock-based benefits. The benefits under the Benefit Restoration Plan have not been quantified because the calculation of these benefits is based upon factors that are not now available or estimable with any certainty. For example, a portion of the annual benefit under that Plan is intended to provide the executive with a benefit to compensate for the statutory cap that reduces the benefit that he or she would otherwise have earned under the employee stock ownership plan based on his or her compensation. That portion of the benefit will be calculated annually based on a number of factors, including the aggregate compensation of all ESOP participants for the year and the value of the stock when it is released from the ESOP suspense account for that year. These factors are not now known and

February 10, 2005

cannot be estimated with any degree of accuracy, especially for a company that is adding new employees through the Chart Bank merger and expects additional personnel growth in the foreseeable future. The registrant respectfully submits that including in a registration statement the “quantification” of a benefit that is calculated based on multiple layers of questionable assumptions is likely to result in inaccurate and potentially misleading disclosure.

Relatively High Pro Forma Pricing Multiples May Negatively Affect After Market Stock Performance Compared with Other Recently Converted Institutions — page 24

3.	We note that both comparable transactions are trading at more than 50% above their IPO price. Given the impressive aftermarket stock performance by the comps, it would appear that such information should be included in the risk factor to put this risk in context. Please revise or advise.

The S-1 and S-4 have been modified in response to this comment. See S-1, page 37 and S-4, page 40.

4.	Please add the price to book multiples as requested by comment 13.

The S-1 and S-4 have been modified in response to this comment. See S-1, page 37 and S-4, page 40.

Summary Compensation Table, page 122

5.	Since you filed in 2004, you have to include 2003 numbers as well as 2004 numbers. Please revise.

The S-1 and S-4 have been modified in response to this comment. See S-1, page 134 and S-4, page 209.

Background and Reasons for the Acquisition — page 159

6.	Please disclose the date that Ryan Beck and BNK Advisory Group met with the board as referenced in the second paragraph of this section.

The S-1 has been modified in response to this comment. See S-1, page 172.

7.	Please revise to clarify the disclosure regarding the possibility that Ryan Beck will earn additional compensation from Benjamin Franklin Bancorp by participating in their “intention to fund our stock-based incentive plan with shares purchased on the open market ***”

The S-1 and the S-4 have been modified in response to this comment. See S-1, page 201 and S-4, page 235.

February 10, 2005

Tax Aspects of the Conversion and the Chart Bank Acquisition — page 193

8.	The last clause of the second tax issue is an unacceptable assumption. Please revise both the disclosure and opinion consistent with this comment.

The S-1 has been modified in response to this comment. See S-1, page 204.

9.	Please delete or advise what significance we should attribute to the phrase “to the effect” found in the first sentence of the subsection “The Chart Bank Merger.”

The phrase has been deleted. See S-1, page 204.

Exhibits

10.	Please revise the Tax Opinion, exhibit 8.1, consistent with the prospectus disclosure to specifically include the subscription rights issue.

The tax opinion has been modified and the modified version has been filed as Exhibit 8.1 to the S-1.

11.	Please provide us with a complete copy of the Appraisal, exhibit 99.2.

A complete copy of the Appraisal was previously provided to Barry McCarty of the staff.

Form S-4
General

12.	Please include the information required by Item 3(f) of Regulation S-K.

We understand that this comment intended to request the inclusion of the information required by Item 3(f) of Form S-4. As a mutual institution, the Registrant has no shares outstanding and therefore has no historical per share information. However, based on conversations with the staff, we have included Chart Bank historical book value per share and earnings per share, pro forma book value per share and earnings per share derived from the Pro Forma Conversion Data section of the prospectus, and Chart Bank pro forma equivalent information. See S-4, page 24. Dividend information is not applicable because Benjamin Franklin Bancorp, as a mutual institution, has never paid a dividend.

Summary

13.	Please quantify the amount of consideration Ryan Beck will receive for its services to: (1) Chart Bank and (2) Benjamin Franklin.

February 10, 2005

The Registration Statement has been modified in response to this comment. See S-4, page 3-4.

Directors and Executive Officers Own 77.5% of the Total Votes Entitled to be Cast — page 4

14.	We note your response 61 which details the parties to the Voting Agreement and the beneficial ownership of Messrs. Bolton Sr., Bolton Jr., and Haynes totaling 38.1% of the outstanding shares. Noting your expectation that Officers and Directors controlling 77.5% of the outstanding shares will vote in favor of the merger, please provide us with your legal analysis why we should not consider this a private placement.

The registrant respectfully submits that the acquisition of Chart Bank is not a private placement.

The registrant does not believe that the execution of voting agreements by four directors of Chart Bank results in a private placement that precludes the use of Form S-4 to register all of the shares to be issued in the acquisition. As an initial matter, except for the voting agreements discussed below, the stockholders of Chart Bank have not yet voted on the proposed acquisition of Chart Bank and, under Rule 145 under the Securities Act, have not made any investment decision with respect to the common stock of Benjamin Franklin Bancorp. Under Rule 145(a), an “offer” or “sale” of Benjamin Franklin Bancorp common stock will occur when the proposed acquisition is submitted to a vote of the stockholders of Chart Bank, which is not scheduled to occur until March 2005. Accordingly, Benjamin Franklin Bancorp does not believe that any offer or sale of Benjamin Franklin Bancorp common stock – as a private placement or otherwise – has occurred. At that time, the holders of 61.9% of the outstanding common stock of Chart Bank – including most of its directors and officers – will have the opportunity to vote for or against the transaction.

Under Topic VIII.A.9 of the Current Issues and Rulemaking Projects, the staff sanctioned the common practice of obtaining voting agreements from a select group of target stockholders, notwithstanding that such stockholders may be deemed to be making an investment decision prior to the filing or effectiveness of any registration statement. Benjamin Franklin Bancorp believes the same considerations that led to the staff’s guidance in Topic VIII.A.9 apply to its proposed registered offering for the acquisition of Chart Bank, and Benjamin Franklin Bancorp carefully abided by the requirements of that guidance for the use of voting agreements. The registrant obtained voting agreements from only four individuals, all of whom are directors of Chart Bank: Richard E. Bolton, Sr., the Chairman of the Board of Directors of Chart Bank; Richard E. Bolton, Jr., the President and Chief Executive Officer of Chart Bank; G. Arnold Haynes, the single largest stockholder of Chart Bank; and Jonathan A. Haynes, another substantial stockholder of Chart Bank. As representatives of Chart Bank, both Mr. Bolton, Sr. and Mr. Bolton, Jr. were heavily involved in the negotiation of the transaction. This group of four individuals does not extend beyond key executives and significant shareholders of Chart Bank, as described in Topic VIII.A.9.

In fact, the registrant specifically did not obtain voting agreements from other directors of Chart Bank who are also stockholders of the bank or other significant stockholders because the registrant thought it was appropriate to afford a substantial majority of the stockholders of Chart Bank the opportunity to vote on the transaction after having received the information contained in the Registration Statement on Form S-4 (in this regard please note that under Massachusetts law and Chart Bank’s charter, the transaction requires approval by two-thirds of the outstanding shares of Chart Bank stock). Although the registrant obtained voting agreements from the directors, officers and significant stockholders most centrally involved in the negotiation of the transaction, these individuals still represent only 38.1% of the outstanding shares of Chart Bank, which is substantially less than the number of outstanding shares required to approve the acquisition (i.e., two-thirds of outstanding shares). While it is true that the directors and officers of Chart Bank collectively own 77.5% of the outstanding shares of Chart Bank stock and the registrant presently expects that these individuals will vote for the transaction, none of them, other than the four individuals who signed voting agreements, have any legal obligation to vote in favor of the transaction. Aside from the four key individuals who signed voting agreements, all of the other stockholders of Chart Bank will have complete discretion to determine whether or not to vote in favor of the transaction. In addition, we note that the Chart Bank board may withdraw its recommendation of the Benjamin Franklin transaction if Chart Bank receives a superior acquisition proposal. In the event that Chart Bank receives an alternative transaction proposal that the Chart Bank stockholders believe is superior to the current transaction, the registrant expects that the current transaction will not be approved.

We also note that the registered shares issued to affiliates of Chart Bank will be limited by the restrictions of Rule 145(d), as those affiliates are deemed “underwriters” under Rule 145(c).

Accordingly, for the reasons discussed above, the registrant believes a private placement to any Chart Bank stockholder has not occurred.

Moreover, the registrant would not have been able to acquire Chart Bank in any way other than by means of conversion to a stock bank under the Massachusetts banking laws. Absent the conversion and public offering, the registrant had insufficient cash and no stock (literally no stock, since the registrant is a mutual company) to effect the acquisition. In other words, filing the Form S-1 was a necessary part of the acquisition of Chart Bank, and vice versa. Putting the matter somewhat differently, the S-1 contemplates the acquisition, and the acquisition contemplates the S-1. The registrant concluded, therefore, that the acquisition of Chart Bank was essentially part of the conversion and public offering of shares of the registrant. Chart Bank was aware of the necessity to have the conversion in order to effect the acquisition, and expected the registrant to convert to stock form. Once the S-1 was filed, the registrant reasoned, there would be, under relevant guidance, a general solicitation with respect to the common stock of the registrant. Given the absence of stock and a lack of sufficient cash to acquire Chart Bank, the registrant concluded that there is no reasonable and meaningful way to separate these transactions. Accordingly, it proceeded with registering all of the shares to be issued in the transactions.

Even if a private placement exemption were available, the registrant is unaware of any published authority or guidance indicating that a registrant is legally required to avail itself of that exemption, rather than to afford investors the full protections of the Securities Act. In fact, the registrant believes that the Securities Act is predicated on exactly the opposite notion: that investors are entitled to the protections of the Act unless the registrant can establish the availability of an exemption. Here, the registrant ultimately chose not to seek an exemption, assuming one was available, and instead proceeded with the registration required under Section 5 of the Act. In connection with that registration, the registrant sought and obtained voting agreements entirely in keeping with the logic of the staff’s published guidance for obtaining such agreements in negotiated acquisition transactions. Accordingly, the registrant believes that the staff should not consider this a private placement and should permit the registrant to proceed with its proposed registration on Form S-4.

Opinion of Financial Advisor — page 7

15.	Please advise regarding the underlying pass through value analysis found in the Ryan Beck blue books but not in the registration statement. For example, see beginning at Tab 3, page 17 of Ryan Beck’s August 3, 2004 book and Tab 6 of the August 30, 2004 book.

The section of the S-4 prospectus entitled “Opinion of Financial Adviser” is intended to describe the analysis Ryan Beck went through in rendering its August 30, 2004 opinion as to the fairness, from a financial point of view, of the consideration offered by Benjamin Franklin Bancorp to the Chart Bank stockholders. That section describes the assumptions, factors and limitations on which the opinion was based. One of the factors included is a financial impact analysis (see S-4, page 100). This financial impact analysis section includes the pass through value information that was included at Tab 6 of Ryan Beck’s August 30, 2004 book. For example, the table on page 42 of the August 30 book appears on page 101 of the S-4 and the “Improvement” information shown on line number 3 on page 43 of the August 30 book appears on page 100 of the S-4 (third paragraph of “Financial Impact Analysis” subsection). The information in the August 3 book with respect to another potential acquiror that was then being considered by the Chart Bank board as an alternative to the Benjamin Franklin Bancorp transaction was not included in the registration statement as it was not material to Ryan Beck’s fairness opinion.

Material Federal Income Tax Consequences of the Merger — page 106

16.	Revise the first sentence of the fourth paragraph on page 107 to clarify that the merger will qualify as a reorganization under Section 368(a) according to tax counsel.

The S-4 has been modified in response to this comment. See S-4, page 122.

February 10, 2005

17.	Either delete or advise what significance should be attributed to the phrase “to the effect” found in the second sentence of the fourth paragraph on page 107.

The phrase has been deleted. See S-4, page 122.

18.	Please clarify that the tax opinion(s) cover the tax-free stock exchange for Chart shareholders. Revise both the disclosure throughout the prospectus (page 3) as well as the tax opinion(s) to clarify that Chart shareholders are covered.

The S-4 has been modified in response to this comment. See S-4, pages 3 and 122. Also, the tax opinion has been modified and the modified version has been filed as Exhibit 8.1 to the S-4.

19.	We note your reference to Goodwin Procter, tax counsel, on page 107 but no tax opinion or consent. Please file a tax opinion and consent in the next amendment.

Based on this comment and conversations with the staff, we have revised the registration statement to delete the reference to Goodwin Procter. See S-4, page 122.

* * * * *

February 10, 2005

     In addition to the changes made in response to the staff’s comments noted above, certain additional changes have also been made and are indicated in the enclosed marked copies of Amendment No. 2 to the Form S-1 and the Form S-4.

     If you have any questions or require any further information with respect to Amendment No. 2 to either the S-1 or the S-4, or any other matters relating to this filing, please telephone the undersigned at (617) 832-1000. As you know, we have requested acceleration of both registration statements for Friday, February 11, 2005. We would very much appreciate the opportunity to discuss with you as promptly as practicable any further questions or comments so that we can be in a position to meet this deadline.

     Thank you very much for your assistance.

Very truly yours,

Carol Hempfling Pratt

CHP
Attachments
cc:	Mark Webb
Barry McCarty
Donald Walker
Sharon Johnson
Thomas R. Venables
Claire S. Bean
Richard E. Bolton, Jr.
Robin P. Suskind
Marc P. Levy
William Pratt Mayer
Peter W. Coogan

bcc:	Daniel Adams
Thomas J. Vocatura
Denise Toomey
Dean Kenney